AMALGAMATED BANK OF NEW YORK
(LOGO)         LONGVIEW COLLECTIVE INVESTMENT FUND

                                        March 16, 2001

Dear Fellow Shareholder:

     RE: Shareholder Resolution at Bank of America, Item # 5

     You will shortly be receiving proxy materials from Bank of America in connection with the Company's April 25, 2001 annual meeting. The Amalgamated Bank of New York LongView Collective Investment Fund (the "LongView Fund") is sponsoring a shareholder resolution on the issue of executive compensation. I urge you to vote YES on the resolution, which is agenda item 5 on the Company's proxy materials.

     The LongView Fund is an equity index fund created by the Amalgamated Bank (the "Bank") that seeks to enhance the long-term value of the companies in its portfolios by pursuing strategies that include the filing of shareholder resolutions on corporate governance practices. The Fund owns over 500,000 shares of Bank of America common stock.

     The shareholder resolution urges Bank of America's Board of Directors to adopt a policy that would make future stock option grants "performance-based," which the resolution defines as
(1) indexed options, whose exercise price is linked to an industry index; (2) premium-priced stock options, whose exercise price is above the market price on the grant date; or (3) performance-vesting options, which vest when the market price of the stock exceeds a specific target.

     This resolution is a response to what the LongView Fund views as the Board's failure to utilize a compensation policy that property correlates compensation to company performance. As a shareholder, the LongView Fund supports compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term value. The Fund does not believe, however, that current compensation practices have struck the right balance.

     The disproportionate executive compensation practices at Bank of America were underscored at the September 2000 meeting of the Council of Institutional Investors, where Bank of America was highlighted as one of five corporations engaging in excessive compensation relative to performance. CEO and Chairman of the Board Hugh McColl was named a "Pay Anti-Hero" in compensation consultant Graef Crystal's annual report to the Council. "His total pay of $80 million positioned him 239 percent above the norm for the CEOs running the 500 largest companies, as judged by their market caps as of May 31, 2000, and after taking into account differences in company size, company performance and type of industry." (Graef Crystal, "Executive Pay Anti-Heroes and Heroes for 1999," September 2000, p. 3).

     Meanwhile, stock performance has not kept pace. Bank of America has underperformed the S&P Banks Composite since 1996 and has underperformed the S&P since 1998. In 1999, shareholder returns were negative, but CEO McColl received a 50% increase in base salary, an option on 1.4 million shares worth $31.2 million and free shares worth $44.7 million. (Crystal, ibid.) A commentary in last month's Business Week urged Mr. McColl to return a portion of those shares, given the poor performance of the bank's loan portfolio, its falling market share and missed earnings. (Heather Timmons, "Commentary: To Give Back Is Divine, Hugh," February 19, 2001, p. 87).

     As CEO McColl prepares to retire, there is no clear assurance that current compensation practices will be revised. Mr. McColl's heir apparent, Kenneth Lewis, has already accepted what some regard as disproportionately large compensation packages in his position of COO and President. In the April 17, 2000 Business Week "Executive Compensation Scorecard," Mr. Lewis joined Mr. McColl in ranking within the lowest 20% of bank executives in terms of corporate profits per pay and the lowest performing 10% in terms of shareholder returns per pay.

     The LongView Fund is therefore proposing a performance-based requirement for all future stock option grants to Bank of America executives, in an effort to tie compensation more closely to company performance than do standard stock options. Premium-priced and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets. Indexed options may have the added benefit of discouraging repricing in the event of an industry downturn.

     I ask you to join the LongView Fund in voting your shares in favor of the resolution recommending a performance-based compensation policy. If you have any questions, please contact
Ron Luraschi at 212-620-8621.

                                        Sincerely,


                                        /s/ Gabe Caprio
                                        Gabe Caprio

     Please note that the cost of this solicitation is being borne entirely by the Amalgamated Bank, which is communicating to shareholders through both written and telephonic communication. Neither the Bank nor the LongView Fund has any knowledge of or control over solicitation efforts by others. Please do not send the Bank or the LongView Fund your proxy card.